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	Tel Fax	804 • 788 • 8200 804 • 788 • 8218
Kevin J. Buckley Direct Dial: 804-788-8616 EMAIL: kbuckley@hunton.com File No: 64268.000014
March 15 , 2006

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fieldstone Mortgage Investment Corporation

Registration Statement on Form S-3 and

Post-Effective Amendment No. 1 to

Registration Statement No. 333-125910

Ladies and Gentlemen:

On behalf of Fieldstone Mortgage Investment Corporation (the “Registrant”), a wholly-owned subsidiary of Fieldstone Investment Corporation, we are filing herewith a registration statement on Form S-3 (the “Registration Statement”) related to the issuance of mortgage-backed securities. As noted on the cover page of the filing, the Registration Statement also constitutes Post-Effective Amendment No. 1 to Registrant’s Registration Statement No. 333-125910 (effective July 6, 2005).

The Registration Statement (including the forms of prospectus supplement and the forms of operative agreements filed as exhibits) conform generally to the program documentation for the Registrant’s previous mortgage-backed securities offerings, with revisions necessary to comply with the requirements of Regulation AB.

Please feel free to contact me (at 804-788-8616) or Rudene Bascomb (at 804-788-7363) should you have any questions regarding this filing.

Sincerely yours,

Kevin J. Buckley

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www.hunton.com

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 15 , 2006

cc:	Mr. John C. Kendall Thomas S. Brennan, Esq. Rudene Mercer Bascomb, Esq.